UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐

Securities Act Rule 802 (Exchange Offer)	☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐

Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

AMÉRICA TELECOM, S.A. DE C.V.

(Name of Subject Company)

N.A.

(Translation of Subject Company’s Name into English (if applicable))

United Mexican States

(Jurisdiction of Subject Company’s Incorporation or Organization)

América Móvil, S.A. de C.V.

(Name of Person(s) Furnishing Form)

Common Stock, with no par value

(Title of Class of Subject Securities)

023647100

(CUSIP Number of Class of Securities (if applicable))

Armando Ibañez Vázquez

América Telecom, S.A. de C.C.

Insurgentes Sur No. 3500, Piso 5

Colonia Peña Pobre, 14060

Delegación Tlalpan

14060 México, D.F. México

(5255) 5244-0802

(Name, Address (including zip code) and Telephone Number (including area code) of

Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

Nicolas Grabar, Esq.

Francisco L. Cestero, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

November 28, 2006

(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a)

Attachment	Description
A.	Information Statement in Connection with a Corporate Reorganization, dated November 27, 2006

(b)	Not applicable.

Item 2.	Informational Legends

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, is included on the documents filed as Exhibit A.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	See Home Jurisdiction Documents disclosed on Part I, Item 1.

(2)	Not applicable.

(3)	Not applicable.

PART III — CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was filed by América Móvil, S.A. de C.V. concurrently with the filing of the Form CB on November 29, 2006.

PART IV — SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMÉRICA MÓVIL, S.A. DE C.V.

By:	/s/ Alejandro Cantú Jiménez
Name: Alejandro Cantú Jiménez
Title: Attorney-in-Fact
Date: November 29, 2006